December 13, 2024

Via Email Only (keardley@gmail.com); (chase@bushandassociatescpas.com)

James Maritime Holdings, Inc. 9160 South 300 West, #101

Sandy, UT 84070

Re:Audit Inquiry Response Letter for James Maritime Holdings, Inc. for the year ended December 31, 2023

Ladies and Gentlemen:

As you know, our firm represents James Maritime Holdings, Inc., a Nevada corporation (the “Company”), in connection with its FINRA and securities law matters. At your request, I am providing the following information with regard to all pending or threatened material litigation involving the Company of which I have been informed by management of the Company, for your use in performing an audit of the financial statements of the Company. All of this information is current and effective as of the date of this letter.

I am not part of the management of the Company and am not an officer or director of the Company or any of its affiliates. I am thus not always informed of the actions of the management of the Company and I report only as to those matters of which I have been made aware by the management of the Company or have had personal involvement.

You are further advised that this response is limited by, and in accordance with, the ABA Statement of Policy Regarding Lawyers’ Responses to Auditors Requests for Information, December 1975. Without limiting the generality of the foregoing, the limitations set forth in the said Statement of Policy on the scope and use of this description herein of any “loss contingency” is qualified in its entirety by Paragraph (5) of the said Statement of Policy and the accompanying commentary (which is an integral part of the Statement of Policy).

Pending or Threatened Litigation

As of June 30, 2024 and December 31, 2023, respectively, the Company was engaged in litigation with Strategic Funding Source, Inc. d/b/a Kapitus, a New York Corporation as Plaintiff against Gladiator Solutions, Inc. an Arizona Corporation, James Maritime Holdings, Inc. a Nevada Corporation and Matthew C. Materazo an individual Cas No. 24cv438754, with an unlimited Civil

Cross-Complaint Gladiator Solutions, Inc. an Arizona Corporation, James Maritime Holdings, Inc. a Nevada Corporation Cross-Complainants vs. Matthew C. Materazo. This litigation involves a dispute over financing that was procured without approval or knowledge of the Company by Matthew C. Materazo to the detriment of Gladiator Solutions, Inc. and its shareholders. This complaint was initially filed by Strategic Funding Source against Gladiator Solutions for breach of a loan agreement. The plaintiff alleges Gladiator owes $100,098. The Plaintiff also added James Maritime Holdings as an “alter ego” defendant. The Company filed an Answer to the Complaint, asserting that Gladiator’s former President Matt Materazo obtained the loan without authority or consent from Gladiator or James Maritime, and the Company filed a Cross-Complaint against Matt Materazo for this unauthorized loan. Litigation counsel believes a settlement with the plaintiff can be reached, and plans to pursue claims against Mr. Materazo for indemnity for any payments made by Gladiator to settle this case.

Tim Running v. United Security Specialists, Inc. involves a wage and hour class action filed by USS employee Tim Running against USS. The Company filed a Motion to compel arbitration of these claims and the court hearing on this motion is set for January 29, 2025. Litigation counsel for the Company anticipates negotiating a settlement with this plaintiff.

Josue Ceballes v. United Security Specialists, Inc. is a wage and hour class action filed by USS employee Tim Running against USS. The Plaintiff agreed to submit this claim to arbitration and the class action was dropped. Litigation counsel for the Company anticipates negotiating a settlement with this plaintiff.

Redwood Fire & Casualty Ins. Co. v. United Security Specialists, Inc.is a case against USS and James Maritime Holdings for unpaid workers comp insurance premiums. The unpaid balance was $36,947. The Company negotiated a settlement for this claim in the amount of $4,000 per month for nine months.

Saratoga Office Center Corp. v. United Security Specialists and James Maritime Holdings is a claim filed by the prior landlord against USS for unpaid office rent. The total amount allegedly owed was $124,358. The Company negotiated a settlement for $65,000, which is subject to a monthly payment plan. The final payment was due in January 2025 but it was paid early and is now fully paid off.

We are not aware of any other pending or threatened litigation, claims or assessments with respect to which we have advised the Company are probable of assertion and must be disclosed in accordance with FASB Accounting Standards Codification 450, Contingencies (formerly Statement of Financial Accounting Standards No. 5.

Unasserted Claims and Assessments

None

We will advise and consult with the Company concerning all questions of disclosure and the applicable requirements of FASB Accounting Standards Codification 450, Contingencies (formerly Statement of Financial Accounting Standards No. 5, which questions concern unasserted possible claims or assessments that may call for financial statement disclosure. We are not presently aware of any such matters.

You should be aware that there is no balance due to JPF Securities Law, LLC for legal services performed during fiscal 2023.